Exhibit 99.6

NICE Actimize Named “Best AML and Risk Management Solutions”
Provider for 2016 Asian Private Banker Technology Awards

This year’s award highlights NICE Actimize’s commitment to the Asia-Pacific region across AML and financial crime solutions

Hoboken, N.J., December 14, 2016 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry was named the winner of the “Best AML and Risk Management Solutions” category by Asian Private Banker in its 2016 APB Technology Awards. Asian Private Banker, based exclusively in Asia, maintains the region’s largest bureau of journalists and researchers focused on Asia’s private banking, family office and wealth management community. More than 100 submissions across 16 categories were judged in this year’s competition.

“This year, private banks' AML and risk management processes have come under intense regulatory scrutiny, leading to a surge in demand for reliable and implementable AML solutions. We congratulate NICE Actimize for its comprehensive solutions suite that covers KYC, transaction monitoring and data analytics, together providing a 'lifecycle view' of the AML process,” said Priyanka Boghani, Chairperson of the Judging Panel and Senior Reporter, Asian Private Banker.

“As we continue to build our presence in Asia Pacific, we are proud to be ranked as a market leader in anti-money laundering and risk management solutions by the editors of Asian Private Banker,” said Joe Friscia, president of NICE Actimize. “We are deeply committed to this market, and are pleased with the acceptance that our financial crime solutions have received there in the past several years.”

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-917-545-1107
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.